Exhibit 99.1

Amdocs Limited Reports Second Quarter Fiscal 2026 Results

Revenue of $1.17 Billion, up 3.9% YoY as Reported and up 2.2% YoY in Constant Currency(1)

Expects Fiscal 2026 Revenue Growth Outlook of 2.6%-4.6% YoY as Reported

Reiterates Midpoint of Fiscal 2026 Revenue Growth Outlook in Constant Currency(1) while Tightening Expected Range to 2.0%-4.0% YoY

Announces Retirement of Long-Serving CFO and Appointment of Internal CFO Successor

Second Quarter Fiscal 2026 Highlights

(All comparisons are against same quarter of the prior year, unless otherwise stated)

•

Revenue of $1,172 million, up 3.9% as reported and up 2.2% in constant currency(1); revenue was above the midpoint of the $1,150-$1,190 million guidance range and includes a positive impact from foreign currency movements of approximately $2 million relative to our guidance assumptions

•	Revenue of $754 million in North America, up 2.2%; record revenue of $192 million in Europe, up 6.2%; revenue of $226 million in Rest of World, up 8.0%

•	Managed services revenue of $759 million, equivalent to approximately 65% of total revenue and up 1.6%

•	GAAP diluted EPS of $1.28, above the midpoint of the guidance range of $1.22-$1.30

•	Non-GAAP diluted EPS of $1.78, above the midpoint of the guidance range of $1.73-$1.79

•

GAAP operating income of $183 million; GAAP operating margin of 15.6%, down 190 basis points compared to last year’s second quarter and 230 basis points sequentially, mainly due to costs related to leadership transition as well as benefit from changes in certain acquisitions related liabilities measured at fair value in the first fiscal quarter

(1)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period
(2)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding)

•	Non-GAAP operating income of $252 million; non-GAAP operating margin of 21.5%, up 20 basis points as compared to last year’s second fiscal quarter and down 10 basis points sequentially

•

Free cash flow of $80 million, comprised of cash flow from operations of $102 million, including $17 million of restructuring payments, less $21 million in net capital expenditures(2); excluding restructuring payments, free cash flow was $97 million; reiterates full year fiscal 2026 free cash outlook of $710 million to $730 million, excluding restructuring payments

•	Repurchased $138 million of ordinary shares during the second fiscal quarter

•	Twelve-month backlog of $4.28 billion, up $30 million sequentially and up 2.6%

•

Amdocs Limited (the “Company” or “Amdocs”) announced today that Tamar Rapaport-Dagim, Chief Financial Officer and Chief Operating Officer, has decided to retire from the Company following a distinguished career spanning over two decades. Tal Rozenfeld, currently General Manager Head of Finance, has been appointed Chief Financial Officer, effective June 1st, 2026. Tamar will continue to complete the transition process to help ensure a seamless handover of responsibilities.

JERSEY CITY, NJ – May 13, 2026 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the three months ended March 31, 2026.

“I’m excited to be leading Amdocs forward in the agentic era, as our vision is to become the primary partner of choice to turn the agentic opportunity into reality for our customers. We believe Amdocs is uniquely positioned to lead due to our deep industry knowledge and telco domain expertise, engineering and innovation pedigree, mission critical systems transformation leadership and our outcome-based business model. To realize our vision, we are aiming to move towards an agentic and automated portfolio, tailor agentic customer roadmaps, leverage strategic partnerships, and internally transform the way we operate. While we are continuing to refine our strategy, we are already seeing initial commercial engagements with the launch of aOS- Amdocs’ agentic operating system for telco.

We are building this strategy on our strong business foundations, as demonstrated by solid Q2 results which show healthy sales, strong customer relationships and consistent operating execution,” said Shimie Hortig, president and chief executive officer of Amdocs Management Limited.

“Project delivery continued as a defining strength for Amdocs this quarter, as reflected by many production milestones achieved for AT&T, Vodafone Germany and other flagship customers worldwide. Profitability improved year-over-year, demonstrating our continued focus on operational excellence and automation, and we generated healthy free cash flow of which we returned more than 100% to shareholders though share repurchases and dividend payments,” said Tamar Rapaport-Dagim, chief financial officer and chief operating officer of Amdocs Management Limited.

Hortig continued, “I’m pleased with our financial and operational progress for the fiscal year to date, and while we are closely monitoring macroeconomic developments and customer spending behavior in the current climate, we are on track to achieve our fiscal 2026 financial guidance.”

Hortig concluded, “On behalf of the Board and the entire leadership team, I want to thank Tamar for her exceptional leadership, partnership and dedication over the past 22 years. Throughout her tenure, Tamar has played a critical role in strengthening our financial foundation, leading operational excellence, supporting our strategic growth and helping position the company for long-term success. We are deeply grateful for her many contributions and wish her the very best. We are very pleased to appoint Tal Rozenfeld as our next Chief Financial Officer. Tal brings deep financial expertise, strong operational and business knowledge and a proven track record of leadership. Tal has been an important part of our finance and leadership team, and we are confident he will play a key role in driving the next phase of Amdocs’ growth and execution.”

Revenue

(All comparisons are against same quarter of the prior year, unless otherwise stated)

	In millions Three months ended March 31, 2026
	Actual	Guidance
Revenue	$1,172	$1,150 -$1,190
Revenue Growth, as reported	3.9%
Revenue Growth, constant currency(1)	2.2%

•	Revenue for the second fiscal quarter of 2026 was above the midpoint of Amdocs’ guidance and includes positive impact from foreign currency movement of $2 million compared to our guidance assumptions

•

Revenue for the second fiscal quarter includes a positive impact from foreign currency movements of $19 million relative to the second quarter of fiscal 2025 and a positive impact from foreign currency movements of $3 million relative to the first quarter of fiscal 2026

Net Income and Earnings Per Share

	In thousands, except per share data Three months ended March 31,
	2026	2025
GAAP Measures
Net Income	$138,772	$164,001
Net Income attributable to Amdocs Limited	$137,815	$163,243
Diluted earnings per share	$1.28	$1.45
Non-GAAP Measures
Non-GAAP Net Income	$192,501	$201,017
Non-GAAP Net Income attributable to Amdocs Limited	$191,544	$200,259
Non-GAAP Diluted earnings per share	$1.78	$1.78

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, restructuring charges, and other, net of related tax effects. For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below

Capital Allocation & Liquidity

•

Quarterly Cash Dividend Program: On May 13, 2026, the Board approved the Company’s next quarterly cash dividend payment at the rate of $0.569 per share, and set June 30, 2026 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on July 31, 2026

•	Share Repurchase Activity: Repurchased $138 million of ordinary shares during the second quarter of fiscal 2026

•

Commercial Paper Program: In March 2026, the Company established a commercial paper program, supported by the Revolving Credit Facility under which it may issue unsecured commercial paper up to a total of $800 million outstanding at any time, with maturities of up to 397 days from the date of issue. The net proceeds from the issuance of commercial paper are expected to be used for general corporate purposes. As of March 31, 2026, there was no outstanding borrowing amount under the commercial paper program

•	Revolving Credit Facility: In March 2026, the Revolving Credit Facility was amended to increase the amount from $500 million to an aggregate amount of $800 million

Twelve-month Backlog

Twelve-month backlog was $4.28 billion at the end of the second quarter of fiscal 2026, up approximately 2.6% as compared to last year’s second fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

Third Quarter Fiscal 2026 Outlook

In millions, except per share data
Q3 - 2026
Revenue	$1,155-$1,195
GAAP Diluted earnings per share	$1.39-$1.47
Non-GAAP Diluted earnings per share	$1.81-$1.87

•	Third quarter revenue guidance assumes a negative $1 million sequential impact from foreign currency fluctuations as compared to the second quarter of fiscal 2026

•	GAAP diluted EPS guidance does not include the impact of future restructuring charges

•

Third quarter non-GAAP diluted EPS guidance excludes primarily equity-based compensation expense of approximately $0.22-$0.24 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.16 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

Full Year Fiscal 2026 Outlook

FY 2026 - Year-over -Year growth
	Current guidance	Previous guidance
Revenue Growth, as reported	2.6%-4.6%	1.5%-5.5%
Revenue Growth, constant currency (1)	2.0%-4.0%	1.0%-5.0%
GAAP Diluted earnings per share	12.0%-15.0%	10.0%-17.0%
Non-GAAP Diluted earnings per share	5.0%-7.0%	4.0%-8.0%

FY 2026, in millions
	Current guidance	Previous guidance
Free Cash Flow (2)	$710-$730	$710-$730

•

Full year fiscal 2026 revenue guidance incorporates an expected positive impact from foreign currency fluctuations of approximately 0.6% year-over-year compared with a positive impact of 0.5% year-over-year previously, and includes some inorganic contribution

•	GAAP diluted EPS guidance does not include the impact of future restructuring charges

•

Non-GAAP diluted earnings per share growth excludes primarily equity-based compensation expense of approximately $0.97-$1.01 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.58 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	Non-GAAP operating margin is anticipated to be within a range of 21.3% to 21.9% for the full year fiscal 2026

•

Non-GAAP operating margin is comprised of GAAP operating margin, excluding amortization of purchased intangible assets and other, equity-based compensation expense, restructuring charges, and changes in certain acquisitions related liabilities measured at fair value

•	Non-GAAP effective tax rate is anticipated to be within a range of 16% to 19% for the full year fiscal 2026

•

Reiterates full year fiscal 2026 free cash flow(2) of $710 million to $730 million, excluding payments related to restructuring charges; free cash flow(2) is comprised of cash flow from operations, less net capital expenditures

The forward-looking statements regarding our third fiscal quarter 2026 and full year fiscal 2026 guidance take into consideration the Company’s current expectations regarding macroeconomic, geopolitical and industry specific risks and various uncertainties and certain assumptions, some of which we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from certain geopolitical events, the current inflationary environment, changes to trade policies including tariffs and trade restrictions and the resulting impact on economic activities (as our outlook assumes current economic conditions do not deteriorate significantly due to trade policy or other macro factors), global or regional events, and the prevailing level of macro-economic, business and operational uncertainty, including customer spending behavior which have created, and continue to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities. See “Forward-Looking Statements” below.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on May 13, 2026 at 5:00 p.m. Eastern Time to discuss the Company’s second quarter of fiscal 2026 results. To participate in the call, please register here to receive the dial-in numbers and unique access PIN. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures

This release includes non-GAAP financial measures, including non-GAAP diluted earnings per share, free cash flow(2), revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	restructuring and unusual charges or benefits;

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow(2) equals cash generated by operating activities less net capital expenditures. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP financial measures, including non-GAAP diluted earnings per share, free cash flow(2), revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, restructuring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

•	Subscribe to Amdocs’ RSS Feed and follow us on Twitter, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs helps the world’s leading communications and media companies deliver exceptional customer experiences through reliable, efficient, and secure operations at scale. We provide software products and services that embed intelligence into how work runs across business, IT, and network domains – delivering measurable outcomes in customer experience, network performance, cloud modernization, and revenue growth. With our talented people, and more than 40 years of experience running mission-critical systems around the globe, Amdocs runs billions of transactions daily. Our technology is relied on every day, connecting people worldwide and advancing a more inclusive, connected world. Together, we help those who shape the future to make it amazing. Amdocs is listed on the NASDAQ Global Select Market (NASDAQ: DOX) and reported revenue of $4.53 billion in fiscal 2025. For more information, visit www.amdocs.com.

Forward-Looking Statements

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ strategy, including with respect to artificial intelligence and agentic opportunities, growth, financial outlook, and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks, uncertainties, and other important factors that may cause future results to differ materially from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025, filed on December 15, 2025, and our Form 6-K furnished for the first quarter of fiscal 2026 on February 17, 2026.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2026	2025	2026	2025
Revenue	$1,171,979	$1,128,203	$2,327,918	$2,238,258
Operating expenses:
Cost of revenue	716,733	698,049	1,444,456	1,380,308
Research and development	87,001	81,796	168,979	166,129
Selling, general and administrative	153,677	134,625	267,398	256,712
Amortization of purchased intangible assets and other	21,308	15,998	35,842	31,757
Restructuring charges	10,405	—	21,706	6,783

	989,124	930,468	1,938,381	1,841,689

Operating income	182,855	197,735	389,537	396,569
Interest and other expense, net	(5,963)	(8,465)	(17,228)	(14,874)

Income before income taxes	176,892	189,270	372,309	381,695
Income taxes	38,120	25,269	75,083	65,842

Net income	$138,772	$164,001	$297,226	$315,853

Net income attributable to noncontrolling interests	957	758	1,845	1,477

Net income attributable to Amdocs Limited	$137,815	$163,243	$295,381	$314,376

Basic earnings per share attributable to Amdocs Limited	$1.29	$1.46	$2.75	$2.80

Diluted earnings per share attributable to Amdocs Limited	$1.28	$1.45	$2.74	$2.78

Cash dividends declared per ordinary share	$0.569	$0.527	$1.096	$1.006

Basic weighted average number of shares outstanding	107,095	111,961	107,541	112,357

Diluted weighted average number of shares outstanding	107,472	112,514	107,997	112,981

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2026	2025	2026	2025
Revenue	$1,171,979	$1,128,203	$2,327,918	$2,238,258
Non-GAAP operating income	251,836	240,106	501,775	475,504
Non-GAAP net income	192,501	201,017	389,632	389,894
Non-GAAP net income attributable to Amdocs Limited	191,544	200,259	387,787	388,417
Non-GAAP diluted earnings per share	$1.78	$1.78	$3.59	$3.44
Diluted weighted average number of shares outstanding	107,472	112,514	107,997	112,981

Free Cash Flows

(In thousands)

	Three months ended March 31,		Six months ended March 31,
	2026	2025	2026	2025
Net Cash Provided by Operating Activities	$101,584	$172,458	$321,766	$278,013
Purchases of property and equipment, net (a)	(21,237)	(15,964)	(53,476)	(43,319)

Free Cash Flow	$80,347	$156,494	$268,290	$234,694

(a)	The amounts under “Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for the three and six months ended March 31, 2026 and 2025, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three Months Ended March 31, 2026
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$716,733	$—	$(11,392)	$(135)	$—	$—	$—	$705,206
Research and development	87,001		(2,068)					84,933
Selling, general and administrative	153,677		(24,539)	866				130,004
Amortization of purchased intangible assets and other	21,308	(21,308)						—
Restructuring charges	10,405				(10,405)			—

Total operating expenses	989,124	(21,308)	(37,999)	731	(10,405)	—	—	920,143

Operating income	182,855	21,308	37,999	(731)	10,405			251,836
Interest and other expense, net	(5,963)					(7,637)		(13,600)
Income taxes	38,120						7,615	45,735

Net income	138,772	21,308	37,999	(731)	10,405	(7,637)	(7,615)	192,501

Net income attributable to noncontrolling interests	957							957

Net income attributable to Amdocs Limited	$137,815	$21,308	$37,999	$(731)	$10,405	$(7,637)	$(7,615)	$191,544

	Three Months Ended March 31, 2025
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$698,049	$—	$(12,356)	$(360)	$—	$—	$685,333
Research and development	81,796		(2,283)				79,513
Selling, general and administrative	134,625		(11,014)	(360)			123,251
Amortization of purchased intangible assets and other	15,998	(15,998)					—
Restructuring charges	—						—

Total operating expenses	930,468	(15,998)	(25,653)	(720)	—	—	888,097

Operating income	197,735	15,998	25,653	720			240,106
Interest and other expense, net	(8,465)				(69)		(8,534)
Income taxes	25,269					5,286	30,555

Net income	164,001	15,998	25,653	720	(69)	(5,286)	201,017

Net income attributable to noncontrolling interests	758						758

Net income attributable to Amdocs Limited	$163,243	$15,998	$25,653	$720	$(69)	$(5,286)	$200,259

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Six Months Ended March 31, 2026
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,444,456	$—	$(22,765)	$(494)	$—	$—	$—	$1,421,197
Research and development	168,979		(3,927)					165,052
Selling, general and administrative	267,398		(35,397)	7,893				239,894
Amortization of purchased intangible assets and other	35,842	(35,842)						—
Restructuring charges	21,706				(21,706)			—

Total operating expenses	1,938,381	(35,842)	(62,089)	7,399	(21,706)	—	—	1,826,143

Operating income	389,537	35,842	62,089	(7,399)	21,706			501,775
Interest and other expense, net	(17,228)					(6,064)		(23,292)
Income taxes	75,083						13,768	88,851

Net income	297,226	35,842	62,089	(7,399)	21,706	(6,064)	(13,768)	389,632

Net income attributable to noncontrolling interests	1,845							1,845

Net income attributable to Amdocs Limited	$295,381	$35,842	$62,089	$(7,399)	$21,706	$(6,064)	$(13,768)	$387,787

	Six Months Ended March 31, 2025
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,380,308	$—	$(25,606)	$(360)	$—	$—	$—	$1,354,342
Research and development	166,129		(4,554)					161,575
Selling, general and administrative	256,712		(22,013)	12,138				246,837
Amortization of purchased intangible assets and other	31,757	(31,757)						—
Restructuring charges	6,783				(6,783)			—

Total operating expenses	1,841,689	(31,757)	(52,173)	11,778	(6,783)	—	—	1,762,754

Operating income	396,569	31,757	52,173	(11,778)	6,783			475,504
Interest and other expense, net	(14,874)					5,979		(8,895)
Income taxes	65,842						10,873	76,715

Net income	315,853	31,757	52,173	(11,778)	6,783	5,979	(10,873)	389,894

Net income attributable to noncontrolling interests	1,477							1,477

Net income attributable to Amdocs Limited	$314,376	$31,757	$52,173	$(11,778)	$6,783	$5,979	$(10,873)	$388,417

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	March 31, 2026	September 30, 2025
ASSETS
Current assets:
Cash and cash equivalents	$214,495	$324,999
Accounts receivable, net, including unbilled	938,182	935,751
Prepaid expenses and other current assets	364,347	331,387

Total current assets	1,517,024	1,592,137
Property and equipment, net	738,836	768,557
Lease assets	179,580	182,088
Goodwill and other intangible assets, net	3,243,895	3,046,962
Other noncurrent assets	684,535	660,086

Total assets	$6,363,870	$6,249,830

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,108,842	$1,201,206
Short-term financing arrangements	250,000	—
Lease liabilities	36,017	38,725
Deferred revenue	152,434	118,861

Total current liabilities	1,547,293	1,358,792
Lease liabilities	134,567	140,776
Long-term debt, net of unamortized debt issuance costs	647,211	646,901
Other noncurrent liabilities	611,376	632,681
Total Amdocs Limited Shareholders’ equity	3,382,292	3,429,453
Noncontrolling interests	41,131	41,227

Total equity	3,423,423	3,470,680

Total liabilities and equity	$6,363,870	$6,249,830

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Six months ended March 31,
	2026	2025
Cash Flow from Operating Activities:
Net income	$297,226	$315,853
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	103,747	94,460
Amortization of debt issuance cost	310	300
Equity-based compensation expense	62,089	52,173
Deferred income taxes	24,148	2,296
Loss from short-term interest-bearing investments	—	1,739
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(46,640)	33,174
Prepaid expenses and other current assets	(23,114)	(32,526)
Other noncurrent assets	18,492	5,141
Lease assets and liabilities, net	(6,408)	(1,194)
Accounts payable, accrued expenses and accrued personnel	(90,120)	(126,700)
Deferred revenue	23,505	27,846
Income taxes payable, net	(5,003)	(11,082)
Other noncurrent liabilities	(36,466)	(83,467)

Net cash provided by operating activities	$321,766	$278,013

Cash Flow from Investing Activities:
Purchase of property and equipment, net (a)	(53,476)	(43,319)
Proceeds from sale of short-term interest-bearing investments	—	92,955
Net cash paid for business and intangible assets acquisitions	(217,663)	(57,169)
Net cash from equity investments and other	11,848	16,741

Net cash (used) provided by investing activities	$(259,291)	$9,208

Cash Flow from Financing Activities:
Repurchase of shares	(284,513)	(279,720)
Proceeds from employee stock option exercises	3,193	11,422
Payments of dividends	(113,849)	(107,810)
Distribution to noncontrolling interests	(1,941)	(2,209)
Borrowings under financing arrangements	250,000	—
Payment of contingent consideration and deferred payment of business acquisitions	(25,869)	(7,599)

Net cash used in financing activities	$(172,979)	$(385,916)

Net decrease in cash and cash equivalents	(110,504)	(98,695)
Cash and cash equivalents at beginning of period	324,999	346,085

Cash and cash equivalents at end of period	$214,495	$247,390

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
North America	$754.3	$764.7	$762.4	$745.4	$738.3
Europe	191.8	181.7	179.8	189.4	180.7
Rest of the World	225.8	209.5	208.0	209.6	209.2

Total Revenue	$1,172.0	$1,155.9	$1,150.2	$1,144.4	$1,128.2

	Three months ended
	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
Managed Services Revenue	$758.7	$745.9	$748.3	$771.5	$747.1

	as of
	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
12-Month Backlog	$4,280	$4,250	$4,190	$4,150	$4,170

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